                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MARCH
FOR THE MONTH OF _______________________ , 20 06


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                              PERUSAHAAN PERSEROAN (PERSERO)
                                              PT TELEKOMUNIKASI INDONESIA



                                              ----------------------------------
                                                        (REGISTRANT)


DATE          MARCH 29, 2006                  BY      /s/ Rochiman Sukarno
     ------------------------------              -------------------------------
                                                          (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                           No.TEL .115/PR000/UHI/2006

         DELAY IN FILING OF 2005 AUDITED FINANCIAL STATEMENTS TO BAPEPAM


JAKARTA, MARCH 29, 2006 -- PT Telekomunikasi Indonesia Tbk. ("TELKOM") announced that it will not be able to file its audited financial statements for the year ended December 31, 2005 (the 2005 Financial Statements) by the March 31, 2006 filing deadline as set forth under the Bapepam Regulation No. X.K.2. This delay is due to the adoption of a new Indonesian accounting standard, PSAK 38 (2004 Revision), issued by the Indonesian Institute of Accountants ("IAI"), which requires retrospective adjustments to previously issued financial statements.

TELKOM is required to adopt PSAK 38 (2004 Revision) in accounting for among others, the cross-ownership transaction with INDOSAT in 2001, the sale of 12,72% shares in Telkomsel by TELKOM to Singapore Telecom Mobile Pte, Ltd., and the subsequent change of the common control relationship with Indosat in 2002 when the Government sold its share in INDOSAT to a third party.

In adopting the PSAK 38 (2004 Revision), TELKOM is currently undergoing discussion with various parties including its current auditor to ensure that the retrospective adjustments to TELKOM's Consolidated Financial Statements are in accordance to the Bapepam and US SEC regulation.







ROCHIMAN SUKARNO
HEAD OF CORPORATE COMMUNICATIONS

For further information please contact:
PT TELEKOMUNIKASI INDONESIA, TBK.
INVESTOR RELATIONS
Tel.: 62-21-5215109
Fax.: 62-21-5220500
E-mail:  investor@telkom.co.id
Website: WWW.TELKOM-INDONESIA.COM